September 24, 2007

Mr. Vincent L. Kasch
Chief Financial Officer
Financial Industries Corporation
6500 River Place Boulevard
Building I
Austin, TX 78730

Re: Financial Industries Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed May 31, 2007
File 000-04690

Dear Mr. Kasch:

We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 40</u>

<u>Critical Accounting Policies and Estimates, page 40</u>

<u>Deferred Policy Acquisition Costs and Present Value of Future Profits of Acquired
Business, page 41</u>

1.   We believe your disclosure regarding deferred policy acquisition costs and
       present value of future profits of acquired business (PVFP) and future policy

benefits could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please provide us in disclosure-type format the following for each of these liabilities:

a. Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year DAC and PVFP amortization and liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on each of these items at December 31, 2006 and for the year then ended and on future operations. Applying a hypothetical basis point change to a cost trend factor or in the portfolio rate assumption and stating the impact it would have on those liabilities would not accomplish the objective of providing the effect of reasonably likely changes.

Financial Statements

Consolidated Statements of Cash Flows, page F-10

3. Investments, page F-19

2. For each of your securities that experienced credit declines, please tell us the specific factors that led to your conclusion that the unrealized losses were not other-than-temporary at December 31, 2006.

Net Realized Gains on Real Estate, page F-23

3. You disclose that the rental rate for the sale-leaseback is the rental rate used when you occupied the building in July 2000. Please tell us why you considered that the amount of the rentals was reasonable under market conditions at the sale-leaseback date and therefore deferral or accrual of rentals was not necessary. Refer to paragraph 33a of SFAS No. 13, Accounting for Leases. In addition, please tell us why you are amortizing the deferred gain on the sale leaseback through March 31, 2008 and not the five year lease term ending in June 2010. Please tell us if any penalties would be incurred if you exercise your option to cancel the lease.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant